Exhibit 8.1

SUBSIDIARIES OF AND CONSOLIDATED ENTITIES OF

HAPPINESS DEVELOPMENT GROUP LIMITED

As of the date of this annual report

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Incorporation Time

Metaverse Information Technology Limited	British Virgin Islands	December 16, 2021

Metaverse Information Technology Limited	Hong Kong	January 24, 2022

Metaverse Digital Technology Co., Limited	Wyoming, United States	January 11, 2022